SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)1

Bsquare Corporation
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

11776U300

(CUSIP Number)

Richard A Karp

c/o TicTran Corp

849 Independence Ave Ste B

Mountain View CA 94043

(650) 396-8156

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December __8_, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

 ___________________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Richard A. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (1) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

2

1	NAME OF REPORTING PERSONS Richard A. Karp Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (1) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

3

1	NAME OF REPORTING PERSONS Richard A. Karp Trust for John L. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (1) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

4

1	NAME OF REPORTING PERSONS Richard A. Karp Trust for Michael D. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (1) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

5

1	NAME OF REPORTING PERSONS Richard A. Karp Grandchildren’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (1) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

6

1	NAME OF REPORTING PERSONS Richard A. Karp Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (1) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

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The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Pursuant to that certain Agreement and Plan of Merger dated October 11, 2023 (the “Merger Agreement”), by and among BSquare Corporation, a Washington corporation (“Issuer”), Kontron America, Incorporated, a Delaware corporation (“Parent”), and Kontron Merger Sub., Inc., a Delaware corporation and a wholly-owned subsidiary of Kontron (“Merger Sub”), Merger Sub merged with and into the Issuer on December [7], 2023, following a tender offer by Merger Sub (the “Offer”) to purchase each outstanding share of Common Stock (the “Common Stock”), which constitute all issued and outstanding shares of the capital stock of Issuer, in exchange for $1.90 in cash, without interest and subject to certain adjustments (the “Offer Price”).

On December __8_, 2023, Richard A. Karp, the Richard A. Karp Trust, the Richard A. Karp Trust for John L. Karp, the Richard A Karp Trust for Michael D. Karp, the Richard A Karp Grandchildren’s Trust and the Richard A. Karp Charitable Foundation (each, a “Reporting Person”, together the “Reporting Persons”) collective tendered [1,311,962] shares of Common Stock, constituting all beneficially owned Common Stock, in the Offer. After the expiration of the Offer at 11:59 p.m. Eastern Time, on December [6], 2023, the Merger Sub accepted all shares of Common Stock that were validly tendered by Reporting Persons and not validly withdrawn and Reporting Persons became entitled to receive the Offer Price per share.

Accordingly, as a result of the consummation of the Offer and the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

A. Richard A. Karp Trust

Items (a) and (b) as of the date hereof, the Richard A. Karp Trust does not beneficially own any shares of Common Stock.

Item (c) Except as set forth in this Schedule 13D, the Richard A. Karp Trust has not entered into any transactions as to the Common Stock during the past sixty days.

B. Richard A. Karp Trust for John L. Karp

Items (a) and (b) as of the date hereof, the Richard A. Karp Trust for John L. Karp does not beneficially own any shares of Common Stock.

Item (c) Except as set forth in this Schedule 13D, the Richard A. Karp Trust for John L. Karp has not entered into any transactions as to the Common Stock during the past sixty days.

C. Richard A. Karp Trust for Michael D. Karp

Items (a) and (b) as of the date hereof, the Richard A. Karp Trust for Michael D. Karp does not beneficially own any shares of Common Stock.

Item (c) Except as set forth in this Schedule 13D, the Richard A. Karp Trust for Michael D. Karp has not entered into any transactions as to the Common Stock during the past sixty days.

D. Richard A. Karp Charitable Foundation

Items (a) and (b) as of the date hereof, the Richard A. Karp Charitable Foundation does not beneficially own any shares of Common Stock.

Item (c) Except as set forth in this Schedule 13 D, the Richard A. Karp Charitable Foundation has not entered into any transactions as to the Common Stock during the past sixty days.

E. Richard A. Karp

Items (a) and (b) as of the date hereof, Richard A. Karp does not beneficially own any shares of Common Stock.

Item (c) Except as set forth in this Schedule 13 D, Richard A. Karp has not entered into any transactions as to the Common Stock during the past sixty days.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and believe, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2023

Richard A. Karp Trust

By:	/s/ Richard A. Karp
Name:	Richard A. Karp
Trustee

Richard A. Karp Trust for John L. Karp

By:	/s/ Richard A. Karp
Name:	Richard A. Karp
Trustee

Richard A. Karp Trust for Michael D. Karp

By:	/s/ Richard A. Karp
Name:	Richard A. Karp
Trustee

Richard A. Karp Grandchildren’s Trust

By:	/s/ Richard A. Karp
Name:	Richard A. Karp
Trustee

Richard A. Karp Charitable Trust

By:	/s/ Richard A. Karp
Name:	Richard A. Karp
Trustee

Richard A. Karp

By:	/s/ Richard A. Karp
Name:	Richard A. Karp

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